

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 29, 2018

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re: Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-53824**

Dear Mr. Letcavage:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief
        Office of Consumer Products